January 24, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX 21-63353372

Mr. Ronald Gorthuis
Chief Financial Officer
Financial Telecom Limited (USA), Inc.
300 Hua Hai Zhong Road
Suite 2405
China, Shanghai  200021

      Re:	Financial Telecom Limited (USA), Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-50760

Dear Mr. Gorthuis:

      We have reviewed your response letter dated January 13, 2006 and have the following additional comments.

1. We note the factors you considered in reaching the conclusion that you do not exercise significant influence over your investee companies. We have the following additional comments to clarify certain factors included in your response.

a. We do not believe that the difference between a 20 percent investment versus a 19.5 percent investment is substantive.
Please
provide us with an analysis of indicators supporting cost method accounting and equity method accounting and the relative weighting you considered in reaching the conclusion that the cost method of accounting is appropriate in the circumstance.

b. We are unable to locate the provision in your option agreements that provide for the contingent conversion feature referenced in response to comment 2. The information contained in both the option agreements and disclosures in your Forms 10-QSB originally filed on
November 16, 2005 and August 9, 2005 suggest that the conversion option can be exercised at any time prior to the expiration of the note at your option. Please provide us with the relevant excerpts of the document which provides for this contingent conversion feature and revise your disclosure in future filings.

c. Please explain to us in sufficient detail the services you provide to each of your investee companies under the long-term financial advisory and management service agreements.

d. We note that the total annual advisory and management service fees generated under these arrangements approximates $720,000. In your response, please explain to us how you determined that these arrangements do not represent a significant intercompany transaction for either you or the respective investee company.

2. We read your response to comment 5. By way of analogy to shares issued in a business combination, in accordance with paragraph 22 of
SFAS 141, the best and most objective evidence of fair value is the traded market price of the security. With the quoted market price as the starting point, please demonstrate, with objective and verifiable evidence, that a 50 percent discount from that price is justified based on the severity and type of restrictions imposed.

3. We read your response to comment 6. Since no large disincentives exist for non-performance it does not appear that a performance commitment has been reached. Refer to footnote 3 to EITF 96-18. As such, it would appear that the measurement date for this arrangement would be the date at which the counterparty`s performance is complete. Please further explain to us how your accounting is consistent with the guidance in EITF 96-18 or tell us how you will revise your accounting to conform to the guidance in EITF 96-18 and the impact this revision has on your historical financial statements.
Refer to Issue 3 and Example 12 in EITF 96-18 for guidance on accounting prior to the measurement date for transactions in which the quantity and terms are known up front.

4. We read your response to comment 7. Please note that we may have further comment after we review the financial statements and pro forma financial information of MK Aviation SA that you plan to file in an amended Form 8-K.

5. We note that on January 20, 2006 you appointed Russell Bedford Stefanou Mirchandani LLP as your new independent accountants. Please have your new independent accountants explain to us in sufficient detail how they plan on performing the audit of the international operations of MK Aviation and Financial Telecom Limited. Please also tell us whether a foreign audit firm will be assisting in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required.


*  *  *  *



	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Ronald Gorthuis
Financial Telecom Limited (USA), Inc.
January 24, 2006
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